SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2026

COMMISSION FILE NUMBER: 001-06439

Sony Group Kabushiki Kaisha

(Name of registrant)

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit Index

Exhibit Number

4.1	Form of 4.657% Senior Notes due 2031

4.2	Form of 5.089% Senior Notes due 2036

5.1	Opinion of Nagashima Ohno & Tsunematsu

5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP

23.1	Consent of Nagashima Ohno & Tsunematsu (included in Exhibit 5.1)

23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.2)

The registrant hereby incorporates Exhibits 4.1, 4.2, 5.1 and 5.2 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-296885) of the registrant, filed with the Securities and Exchange Commission on June 18, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By:	/s/ Lin Tao
(Signature)
Name: Lin Tao
Title: Chief Financial Officer, Corporate Executive Officer and Member of the Board

Date: June 30, 2026